# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ryde Group Ltd, CIK 0001971115
CUSIP: G7733R102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Duo Tower, 3 Fraser Street, #08-21, Singapore, Singapore (U0), 189352
Date of event which requires filing of this statement: 12/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002139302

## Reporting persons
- HOYANG DEVELOPMENT LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 14,642,000; shared voting power 0; sole dispositive power 14,642,000; shared dispositive power 0; aggregate amount beneficially owned 14,642,000 (9.76% of the class)
  Comment: 1 The percentage of 9.76% reported in Row 11 is calculated based upon 150,049,131 Class A Ordinary Shares. This figure for the total number of outstanding shares is based on the information disclosed within the Issuer's Report on Form 6-K, which was filed with the Securities and Exchange Commission on May 18, 2026.

## Item 1. Issuer
Name of issuer: Ryde Group Ltd
Address of issuer's principal executive offices: Duo Tower, 3 Fraser Street, #08-21, Singapore 189352

## Item 2. Person Filing
Name of person filing: HOYANG DEVELOPMENT LIMITED
Address of principal business office or, if none, residence: FLAT B, 10/F, WAH HEN COMMERCIAL CENTRE, 381-383 HENNESSY ROAD, WAN CHAI, HONG KONG
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,642,000
Percent of class: 9.76
Sole power to vote or to direct the vote: 14,642,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,642,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HOYANG DEVELOPMENT LIMITED: /s/ LIU MEIQUN, LIU MEIQUN, DIRECTOR (07/06/2026)